SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

January 21, 2025

Securities and Exchange Commission - SEC
Re.:	MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (the “Company” or “Credicorp”) notifies you as a Material Event that, in response to an official communication from the Peruvian Superintendencia del Mercado de Valores (Securities Market Superintendency or “SMV”) notified to the Company on January 15, 2025, requiring information related to our Material Event communicated on December 30, 2024. The following response to the SMV (translated into English from the original in Spanish), was published in the Peruvian market in the form of an Hecho de Importancia (Material Event):

January 20, 2025

Sirs
SUPERINTENDENCY OF SECURITIES MARKET - SMV

A/A:	Securities Market Public Registry

Ref.:	Material Event
Official Letter N.º 271-2025-SMV/11.1
File N.º 2025001638

Dear Sirs,

In accordance with the information provided in the referenced letter, notified to Credicorp Ltd. (“Credicorp”) on January 15, 2025, we hereby inform, as an Hecho de Importancia (Material Event), our responses to your request:

1.
As reported to the market through a Material Event notice on December 30, 2024, the economic impact to the Credicorp Group from the matter mentioned in the referenced letter could be up to US$125,300,000, which is the amount authorized for the repurchase of investments in the Credicorp Capital Factoring Dólares and Credicorp Capital Factoring Soles funds. Such repurchase will be carried out by Atlantic Security Holding Corporation (ASHC).

However, our subsidiary Credicorp Capital S.A. Sociedad Administradora de Fondos has initiated several legal actions in Chile against Sartor AGF, including: (i) a request for the immediate liquidation of Fondo de Inversión Sartor Táctico Perú and Fondo de Inversión Sartor Facturas USD, funds managed by Sartor AGF, (ii) civil legal actions seeking compensation and the adoption of the following precautionary interim measures: (a) appointment of a trustee for Fondo de Inversión Sartor Táctico Perú and Fondo de Inversión Sartor Facturas USD, both funds managed by Sartor AGF; (b) retention of funds; and (c) prohibition of entering into acts and contracts, and (iii) criminal action against anyone deemed responsible. Although the outcome of these actions, as well as the time these processes may take, remains uncertain, we are confident in our ability to partially recover the investments through these and other initiatives.

2.	We do not anticipate any legal impact for Credicorp, considering that our company did not have any direct contractual relationship with Sartor AGF.

Yours truly,

CREDICORP LTD.

Guillermo Morales
Stock Representative

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2025

CREDICORP LTD. (Registrant)

	By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative